EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings (loss) per share

	Three Months		Nine Months
	2008	2007	2008	2007
Net Earnings (loss)	$14,575	$3,231	$(1,229,037)	$(1,511,385)

Average shares outstanding	9,302,956	9,245,320	9,279,677	9,227,526
Stock options & purchase plan:
Total options & purchase plan shares	211,818	361,683	—	—
Warrants assumed converted
Assumed treasury stock buyback	(172,644)	(245,814)	—	—
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,342,130	9,361,189	9,279,677	9,227,526

Basic net ( loss ) per share of common stock	$0.00	$0.00	$(0.13)	$(0.16)

Diluted net ( loss ) per share of common stock	$0.00	$0.00	$(0.13)	$(0.16)

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